UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item

1.	Letter dated March 30, 2012 regarding copies of note filed with CNV regarding note from Sofora Telecomunicacions S.A.	2

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NORTEL INVERSORA S.A.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 30, 2012

SECURITIES AND EXCHANGE COMMISSION

RE: Copies of note filed with CNV regarding note from Sofora Telecomunicacions S.A.

I am writing you as Responsible in Market Relations of Nortel Inversora S.A. to present the note filed today before Comisión Nacional de Valores regarding the note received from Sofora Telecomunicaciones S.A. regarding the undertaking made on March 29, 2012 by Inversiones Milano S.A. (currently in the process of changing its name to Tierra Argentea S.A.) (“Tierra Argentea S.A.”) relating to its shareholding in Telecom Argentina S.A. and Nortel Inversora S.A.

Sincerely,

Jorge Alberto Firpo
Responsible in Market Relations

FREE TRANSLATION

NORTEL INVERSORA S.A.

City of Buenos Aires, March 30, 2012

Messrs.

COMISIÓN NACIONAL DE VALORES

Re.: Copies of notes received by Sofora

Telecomunicaciones S.A. from its shareholders

Dear Sirs,

This is to inform you, in my character as Responsible in Market Relations of Nortel Inversora S.A., that Sofora Telecomunicaciones S.A. (“Sofora”) has notified us that it received from its shareholders a note informing Sofora about certain filings made as of March 30, 2012 by W de Argentina – Inversiones S.L. (currently in the process of being transformed into a corporation, “WAI”), Telecom Italia S.p.A and Telecom Italia International N.V. (Telecom Italia S.p.A. and Telecom Italia International N.V. hereinafter referred to as the “Telecom Italia Group” and, together with WAI, the “Parties”) before the Comisión Nacional de Valores and the Buenos Aires Stock Exchange. In such filings, the Parties informed that as of March 29, 2012, Inversiones Milano S.A. (currently in the process of changing its name to Tierra Argentea S.A.) (“Tierra Argentea S.A.”) irrevocably and unconditionally undertook, for as long as it is controlled by the Telecom Italia Group and in the event it decides to attend the shareholders’ meetings of Telecom Argentina S.A. and Nortel Inversora S.A. (if applicable), to exercise its voting rights relating to its shareholdings in Telecom Argentina S.A. and Nortel Inversora S.A., in coherence with the exercise by the Telecom Italia Group of their own voting rights as direct shareholder of Sofora and indirect shareholder of Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and other subsidiaries of Telecom Argentina.

The capital stock of Tierra Argentea S.A is held 90% by Telecom Italia International N.V. and 10% by Telecom Italia S.p.A. As of the date hereof, in accordance with the information timely submitted, Tierra Argentea S.A. holds the following shareholdings: 2,351,752 American Depositary Shares representing 117,588 Class B preferred shares of Nortel Inversora S.A., which in turn represent approximately 1.63% of Nortel Inversora S.A.’s capital stock and are not entitled to vote; and 15,533,834 Class B ordinary shares of Telecom Argentina S.A., representing approximately 1.578% of Telecom Argentina S.A.’s capital stock and votes.

Tierra Argentea S.A.’s undertaking shall remain in full force and effect until the earliest of following events (i) the acquisition by a third party, who is not directly or indirectly controlled by the Telecom Italia Group, of the control of Tierra Argentea S.A.; (ii) Telefonica S.A.’s ceasing to directly or indirectly hold, at the same time, its controlled companies in Argentina and an interest in Telecom Italia S.p.A. with governance rights similar to those it is currently entitled; or (iii) the elapse or termination for any reason whatsoever of the Shareholders Agreement of Sofora, which was entered into by the Parties as of August 5, 2010 and amended as of October 13, 2010 and March 9, 2011.

A copy of the note received from Sofora Telecomunicaciones S.A. is attached hereto.

Sincerely,

By Nortel Inversora S.A.

Ing. Jorge Firpo
Responsible in Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 30, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager

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